Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended
	June 30,		Year Ended December 31,
	2015		2014	2013	2012	2011	2010

Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in earnings (losses) of investees	$(229,870)		$42,243	$55,308	$48,903	$42,255	$24,018
Distributions of earnings from equity investees	10,425		17,046	—	—	—	—
Fixed charges	18,757		28,048	16,831	16,892	12,057	7,351
Adjusted Earnings	$(200,688)		$87,337	$72,139	$65,795	$54,312	$31,369

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$18,757		$28,048	$16,831	$16,892	$12,057	$7,351

Ratio of earnings to fixed charges	-10.7x	(1)	3.1x	4.3x	3.9x	4.5x	4.3x

(1)The deficiency for this period was approximately $219.4 million